SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 22, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO HAS REACHED AN AGREEMENT OF THE SALE OF ITS CONVERTING GROUP TO BOBST

SIGNATURES

Date October 22, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO HAS REACHED AN AGREEMENT OF THE SALE OF ITS CONVERTING GROUP TO BOBST
GROUP

(Helsinki, Finland, October 22, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) has agreed on the sale of its Converting group to Swiss Bobst Group for estimated amount of EUR 75 million with the final price being determined on the balance sheet values at the closing date. The regulatory approval processes have been initiated immediately. The Converting group will be integrated into the Bobst Group at the end of this process, which is expected to be completed at the end of December.

The divestment is a part of Metso’s strategy to focus on its core businesses – pulp and paper technology, rock and minerals processing and process automation. The memorandum of understanding about the divestment was signed in November 2002.

Metso’s Converting group comprises four business units, which are located in England and Italy. The Converting Group has been operating with the product names Atlas, General, Titan and Rotomec. In 2002, the net sales of the group were EUR 160 million, and it has approximately 800 employees.

Bobst Group is the world’s leading supplier of products and services for the folding carton, corrugated board and flexible packaging industries. A wide range of products is manufactured in various countries and marketed through a dedicated sales and service network in more than 50 countries. Bobst Group SA is listed on the SWX Swiss Exchange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Mikko Siiteri, Senior Vice President, Strategic Development, Metso Paper, tel. +358 400 706 729

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.